

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Brent Suen
Chief Executive Officer
LOGIQ, INC.
230 Victoria Street Bugis Junction
#15-01/08, Singapore 188024

> **Re: LOGIQ, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-51815**

Dear Brent Suen:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 40

1. We note your statement that you reviewed the public filings of your shareholders, your material contracts, and the membership of your board of directors in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

2. We note your disclosure provided in connection with your required submission under paragraph (a) addresses ownership or control by "a governmental entity in mainland China." However, we note your auditors are located in Hong Kong. Please supplementally tell us the ownership or control by governmental entities in Hong Kong as well as mainland China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kyle Wiley at (202) 344-5791 or Jennifer Thompson at (202) 551-3737 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Christopher Tinen